

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2023

Curtis Allen
Chief Financial Officer
Phoenix Capital Group Holdings, LLC
18575 Jamboree Road
Suite 830
Irvine, CA 92612

Re: **Phoenix Capital Group Holdings, LLC**
Post Qualification Amendment to Offering Statement on Form 1-A
Filed November 14, 2023
File No. 024-11723

Dear Curtis Allen:

We have reviewed your amendment and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post Qualification Amendment to Offering Statement on Form 1-A

Summary of Adamantium Loan Agreement, page 43

1. We note disclosure that you entered into a loan agreement with your subsidiary Adamantium Capital, LLC ("Adamantium") on September 14, 2023, for up to a maximum principal amount of $200,000,000 in one or more advances (the "Adamantium Loan Agreement"). Rule 252(f)(iii)(2)(ii) states that post-qualification amendments must be filed to reflect any facts or events arising after the qualification date of the offering statement which represent a fundamental change in the information set forth in the offering statement. Please tell us how you determined that this event did not constitute a fundamental change to be disclosed prior to the qualification of your post-qualification amendments on September 29, 2023.

2. Please substantially revise throughout the prospectus to provide additional disclosure regarding Adamantium and the Adamantium Loan, including the company history, current operations, material terms, and associated risks. In addition, please clarify how

       Adamantium intends to raise the funds necessary to satisfy its loan obligations, including whether it will conduct offerings under Regulation A.

3.   We note your disclosure at page 67 that PhoenixOp and Adamantium will loan up to $200,000,000 to the Company. However, your disclosure at page 45 states that the Company will fund PhoenixOp and that PhoenixOp has approximately $150,000,000 in cash needs. Please revise to clarify and reconcile this disclosure and related disclosures regarding the relationship of these companies.

Exhibits

4.   Please ensure that you have filed all material contracts required under Part III of Form 1-A.

       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claudia Rios at 202-551-8770 or Daniel Morris at 202-551-3314 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation

cc: Ross McAloon